UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: September 23, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 23, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: September 22, 2009
09-31-TC

Teck Recognized for Outstanding Achievement in Mine Reclamation

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that its Highland Valley Copper Operation, located in south central British Columbia near the city of Kamloops, was awarded the 2008 Jake McDonald Annual Reclamation Award during the 33rd British Columbia Reclamation Symposium on September 16, 2009. This award is presented for outstanding achievement in mine reclamation in British Columbia under the auspices of the Technical and Research Committee on Reclamation. This is the second time this decade that Highland Valley has received this honour and the fourth time it has won the award since first given in 1977.

In addition, the Coal Mountain Operation located near the community of Sparwood in southeastern British Columbia, received the 2008 Citation for Coal Mine Reclamation for outstanding work on its 1944 spoil project. The Tony Milligan Book Award, presented each year to the author of the paper from the previous year's mine reclamation symposium which best exemplified the practical aspects of reclamation and the operational application of sound scientific principles in a cost effective manner, was given to Marc Symbaluk, Environmental Administrator at Cardinal River Operation located near Hinton, Alberta.

“These awards demonstrate our commitment to the environment,” said Don Lindsay, President and CEO. “We are proud of our leading-edge reclamation work which is fundamental in maintaining and enhancing the biodiversity of the reclaimed landscape,” he added.

The Annual British Columbia Mine Reclamation Symposium brings together members of the mining industry, consultants, students and all levels of government and non-government organizations from British Columbia and around the world to share knowledge and discuss issues on reclamation practices.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information can be found at www.teck.com .

For further information, please contact:

Mark Freberg

Superintendent, Environment and Public Affairs,

Highland Valley Copper

Ph. +1.250.523.3200

Nic Milligan

Manager, Community and Government Affairs

Teck Coal Limited

Ph. +1.250.425.3335